Exhibit 3.1

Conformed Copy

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

RESIDENTIAL CAPITAL, LLC

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of Residential Capital, LLC (the “Company”), dated and effective as of March 31, 2008, is entered into by GMAC Mortgage Group LLC (the “GMAC Member”) and GMAC LLC (“GMAC” or the “Preferred Member”, and together with the GMAC Member, the “Members”).

WHEREAS, Residential Capital Corporation (the “Corporation”) was incorporated as a Delaware corporation on August 20, 2004;

WHEREAS, on October 24, 2006, the Corporation was converted (the “LLC Conversion”) into a Delaware limited liability company pursuant to Section 18-214 of the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), as amended from time to time (the “Act”) and Section 266 of the General Corporation Law of the State of Delaware (8 Del. C. § 101 et seq.), as amended from time to time (the “GCL”), by causing the filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) of a Certificate of LLC Conversion to Limited Liability Company (the “Certificate of LLC Conversion”) and a Certificate of Formation (the “Certificate”);

WHEREAS, on October 24, 2006, the sole stockholder of the Corporation, the GMAC Member, was admitted as the sole member of the Company by entering into a Limited Liability Company Agreement, dated and effective as of such date (the “Prior Agreement”);

WHEREAS, on November 27, 2006, General Motors Corporation, a Delaware corporation, GMAC and the Company entered into an Amended and Restated Operating Agreement (the “Operating Agreement”), pursuant to which the Company agreed to, among other things, certain restrictions on its ability to make distributions;

WHEREAS, pursuant to terms of the Operating Agreement, the Company must at all times have at least two “independent directors” within the meaning of the Operating Agreement (the “Independent Directors”);

WHEREAS, GMAC desires to become a member of the Company and to purchase, and the Company desires to issue, Preferred Units (as defined below) of the Company to GMAC;

WHEREAS, in connection with the execution of this Agreement, GMAC, the Company and IB Finance Holding Company, LLC, a Delaware limited liability company (“IB Finance”), have entered into an Exchange Agreement, dated as of March 31, 2008 (the “Exchange Agreement”), pursuant to which the Preferred Member may, at any time after January 1, 2009, subject to the terms and conditions thereof, elect to exchange all (but not less than all) of the Preferred Units into an equivalent number of Class M preferred units of IB Finance on a one-for-one basis (the “Preferred Exchange”); and

WHEREAS, the Members desire to amend and restate the Prior Agreement in its entirety as set forth in this Agreement.

NOW, THEREFORE, the Members, by execution of this Agreement, hereby agree as follows:

1. Name. The name of the limited liability company is Residential Capital, LLC.

2. Certificates. The Certificate and the Certificate of LLC Conversion have been duly executed, delivered and filed with the Delaware Secretary of State. Each Officer (as defined in Section 16 below), acting alone, is hereby designated as an “authorized person” of the Company to execute, deliver and file any amendments and/or restatements of the Certificate and any other certificates (and any amendments and/or restatements thereof) permitted or required to be filed with the Delaware Secretary of State and shall continue as the designated “authorized person” within the meaning of the Act. An Officer shall execute, deliver and file, or cause the execution, delivery and filing of any certificates (and any amendments and/or restatements thereof) necessary for the Company (i) to qualify to do business in any other jurisdiction in which the Company may wish to conduct business and (ii) to obtain professional licensure necessary or desirable.

3. Purposes. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, as such acts or activities may be determined by the Board (as herein defined) from time to time.

4. Powers. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to:

(a) Acquire by purchase, lease, contribution of property or otherwise, own, hold, sell, convey, transfer or dispose of any real or personal property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(b) Act as a trustee, executor, nominee, bailee, director, officer, agent or in some other fiduciary capacity for any person or entity and to exercise all of the powers, duties, rights and responsibilities associated therewith;

(c) Take any and all actions necessary, convenient or appropriate as trustee, executor, nominee, bailee, director, officer, agent or other fiduciary, including the granting or approval of waivers, consents or amendments of rights or powers relating thereto and the execution of appropriate documents to evidence such waivers, consents or amendments;

(d) Operate, purchase, maintain, finance, improve, own, sell, convey, assign, mortgage, lease or demolish or otherwise dispose of any real or personal property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(e) Borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Company, and secure the same by mortgage, pledge or other lien on the assets of the Company;

(f) Invest any funds of the Company pending distribution or payment of the same pursuant to the provisions of this Agreement;

(g) Prepay, in whole or in part, refinance, recast, increase, modify or extend any indebtedness of the Company and, in connection therewith, execute any extensions, renewals or modifications of any mortgage or security agreement securing such indebtedness;

(h) Enter into, perform and carry out contracts of any kind, including, without limitation, contracts with any person or entity affiliated with any Member necessary to, in connection with, convenient to, or incidental to the accomplishment of the purposes of the Company;

(i) Employ or otherwise engage employees, managers, contractors, advisors, attorneys and consultants and pay reasonable compensation for such services;

(j) Enter into partnerships, limited liability companies, trusts, associations, corporations or other ventures with other persons or entities in furtherance of the purposes of the Company; and

(k) Do such other things and engage in such other activities related to the foregoing as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. Principal Business Office. The principal business office of the Company shall be located at 1 Meridian Crossings, Minneapolis, MN 55423, or at such other location as the Board may designate from time to time in a writing to be filed with the records of the Company.

6. Registered Office. The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, or such other office as the Board may designate from time to time in accordance with the Act.

7. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, or such other agent as the Board may designate from time to time in accordance with the Act.

8. Members. The name and the mailing address of the Members are as set forth on Schedule A attached hereto. Each Member shall have the power to exercise any and all rights or powers granted to such Member pursuant to the express terms of this Agreement. No Member shall have the authority to act for or bind the Company by virtue of its status as a Member, except as expressly provided in this Agreement. Except as otherwise provided by the Act, there shall be no requirement to hold an annual meeting of the Members. The Preferred Member is deemed admitted as a Member of the Company upon its execution and delivery of this Agreement.

9. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

10. Capital Contributions. Capital contributions were previously made by the GMAC Member in connection with the issuance of capital stock by the Corporation, and the Preferred Member has agreed to contribute certain capital to the Company as of the date hereof. As of the date hereof, the Preferred Member has contributed to the Company (or otherwise caused to be forgiven) certain existing indebtedness of the Company with a value of $607,192,000 (the “Preferred Contribution”). The Preferred Member may, in its sole discretion, contribute to the Company (or otherwise cause to be forgiven) additional existing indebtedness of the Company from time to time on or prior to May 31, 2008, provided that the aggregate value of such additional existing indebtedness contributed by the Preferred Member shall not exceed $265,779,000 (such additional capital contributions, together with the Preferred Contribution, the “Aggregate Preferred Contribution”). For purposes of determining the value of any such additional capital contribution by the Preferred Member, the existing indebtedness of the Company shall have the value set forth on Schedule B attached hereto.

No Member shall be required to make any additional capital contribution to the Company; provided, however, that any Member may at any time make additional capital contributions to the Company with the consent of the GMAC Member (except in the case of a capital contribution made by the Preferred Member pursuant to the paragraph above, for which no such consent shall be required).

11. Capitalization.

a. Common Units. The Company shall be deemed to have issued 2,000,000 units of common limited liability company interests (the “Common Units”) to the GMAC Member, representing all of the limited liability company interests of the Company held by the GMAC Member as of the date of this Agreement.

b. Preferred Units.

(i) A class of non-participating, perpetual preferred interests is hereby established, which shall be divided into a number of units equal to the Aggregate Preferred Contribution divided by the Preferred Unit Liquidation Price (the “Preferred Units”, and collectively with the Common Units, the “Units”). The Company shall be deemed to have issued all such Preferred Units to GMAC in consideration of the Preferred Contribution and any additional capital contributions by GMAC pursuant to Section 10 (it being understood that the number of Preferred Units so issued shall not exceed 872,971), and as soon as practicable after May 31, 2008 the Officers shall cause Schedule A attached hereto to be revised to reflect the number of Preferred Units outstanding.

(ii) The Preferred Units shall, with respect to distribution rights and rights upon liquidation, winding up or dissolution of the Company, rank senior to the Common Units.

(iii) The Company, upon approval by the Board (including a majority of the Independent Directors), may redeem the Preferred Units then outstanding, in whole or in part, on any Distribution Payment Date (as defined below) or on the date of the Preferred Exchange, by delivering at least 30 but not more than 60 days’ prior notice to the holder of such Preferred Units (or, if such redemption is to occur on the date of the Preferred Exchange, such notice may be delivered at any time subsequent to the Company’s receipt of the Exchange Notice (as defined in the Exchange Agreement) and prior to the date of the Preferred Exchange). Any such redemption shall be for cash at a redemption price equal to the $1,000 per Preferred Unit (the “Preferred Unit Redemption Price”), plus any authorized but unpaid Preferred Distributions on the Preferred Units to be redeemed.

c. Preferred Exchange. Upon the completion of the Preferred Exchange, the Preferred Units shall be cancelled, and any authorized but unpaid Preferred Distributions shall remain an obligation of the Company, and such obligation shall rank, with respect to distribution rights and rights upon liquidation, winding up or dissolution of the Company, senior to the Common Units.

d. Membership Interests. The Company hereby irrevocably elects that all Interests (as defined below) in the Company shall constitute equity “securities” governed by (i) Article 8 of the Uniform Commercial Code in effect in the State of Delaware and (ii) the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995, and any subscription paid for such Interests becomes the property of the Company and is available for its general purposes. Notwithstanding any provision of this Agreement to the contrary, to the extent that any provision of this Agreement is inconsistent with any non-waivable provision of Article 8 of the Uniform Commercial Code, such provision of Article 8 of the Uniform Commercial Code shall be controlling. Each certificate evidencing membership interests in the Company shall bear the following legend: “This certificate evidences an equity interest in Residential Capital, LLC and shall be a security for purposes of Article 8 of the Uniform Commercial Code.” This provision shall not be amended, and any purported amendment to this provision, shall not take effect until all outstanding certificates have been surrendered for cancellation.”

e. Certificates.

(i) Right to Issue Certificates. The ownership of an interest, either common or preferred, in the Company (an “Interest”) by a Member shall be evidenced by a certificate (a “Certificate”) issued by the Company.

(ii) Form of Certificates. Certificates attesting to the ownership of Interests in the Company shall be in substantially the form set forth in Exhibit A hereto and shall state that the Company is a limited liability company formed under the laws of the State of Delaware, the name of the Member to whom such Certificate is issued and that the Certificate represents a limited liability company interest within the meaning of Section 18-702(c) of the Act. Each Certificate shall bear the following legend:

“This Certificate evidences an equity Interest in Residential Capital, LLC (the “Company”) and shall be a security for purposes of Article 8 of the Uniform Commercial Code. The Interest represented by this Certificate, and any sale, pledge, hypothecation or transfer thereof, are subject to the provisions of the Amended and Restated Limited Liability Company Agreement of the Company dated as of March 31, 2008, as amended, which places certain restrictions on the transfer of such Interest. Any Person accepting the Interest represented by this Certificate shall agree to the provisions of such Agreement. A copy of such Agreement will be furnished to the record holder of this Certificate without charge upon written request to the Company at its principal place of business.”

(iii) Execution. Each Certificate shall be signed by two Officers of the Company by either manual or facsimile signature.

(iv) Registrar. The Company shall maintain an office where Certificates may be presented for registration of transfer or for exchange. Unless otherwise designated, the Secretary of the Company shall act as registrar and shall keep a register of the Certificates and of their transfer and exchange.

(v) Issuance. The Certificates of the Company shall be numbered and registered in the interest register or transfer books of the Company as they are issued.

(vi) Interest Holder Lists. The Company shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all holders of Interests.

(vii) Transfer and Exchange. When Certificates are presented to the Company with a request to register a transfer, the Company shall register the transfer or make the exchange on the register or transfer books of the Company if the requirements set forth in Section 19 of this Agreement for such transactions are met; provided, that any Certificates presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Company duly executed by the holder thereof or his attorney duly authorized in writing. The transferor shall bear the expenses related to a transfer.

The Company shall not be required to register the transfer, or exchange, any Certificate if as a result the transfer of the Interest at issue would cause the Company to violate the Securities Act, the Exchange Act, the Investment Company Act, or the laws, rules, regulations, orders and other directives of any Governmental Authority or otherwise violation the terms of this Agreement.

(viii) Record Holder. Except to the extent that the Company shall have received written notice of an assignment of Interests and such assignment complies with the requirements of Section 19 of this Agreement, the Company shall be entitled to treat the individual or entity in whose name any Certificates issued by the Company stand on the books of the Company as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such Interests on the part of any other individual or entity.

(ix) Replacement Certificates. If any mutilated Certificate is surrendered to the Company, or the Company receives evidence to its satisfaction of the destruction, loss or theft of any Certificate, the Company shall issue a replacement Certificate if the requirements of Section 8-405 of the Uniform Commercial Code are met. If required by the Company, an indemnity and/or the deposit of a bond in such form and in such sum, and with such surety or sureties as the Company may direct, must be supplied by the holder of such lost, destroyed or stolen Certificate that is sufficient in the judgment of the Company to protect the Company from any loss that it may suffer if a Certificate is replaced. The Company may charge for its expenses incurred in connection with replacing a Certificate.”

12. Allocation of Profits and Losses. Items of income, gain, loss and deduction of the Company for any allocation period shall be allocated among the Members in a manner such that the capital account of each Member, immediately after making such allocation, and after taking into actual distributions made during such allocation period (and distributions with respect to such allocation period to be made after the end of such allocation period if the Board is able to determine in good faith the manner in which such distributions will be made pursuant to Section 13 and Section 22, as appropriate), is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 13 and Section 22, as appropriate, if the Company were to dissolve, its affairs wound up and its assets sold for cash equal to their book value, all Company liabilities were satisfied (limited, with respect to each nonrecourse liability, to the book value of the assets securing the liability) and the net assets of the Company were distributed in accordance with Section 13 and Section 22, as appropriate, immediately after making such allocation, minus (ii) such Member’s share of “minimum gain” and “partner nonrecourse debt minimum gain” determined pursuant to Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), computed immediately prior to the hypothetical sale of assets, if any.

13. Distributions.

a. The Preferred Member shall be entitled to receive, when and as authorized by the Board and so long as there would be no violation of the provisions of the Operating

Agreement as a result of any such distribution, out of Distributable Cash (as defined below), cash distributions (the “Preferred Distributions”) with respect to each Preferred Unit at the rate of 13% of the Preferred Unit Redemption Price per annum. Such distributions shall be payable quarterly on January 1, April 1, July 1 and October 1 of each year (each, a “Distribution Payment Date”, and each such quarter, a “Distribution Period”), beginning July 1, 2008. The Preferred Distributions shall be non-cumulative, and any amounts of such distributions that are not authorized by the Board to be paid during a Distribution Period shall not be carried over to subsequent Distribution Periods.

b. Distributions shall be made to the GMAC Member at the times and in the aggregate amounts determined by the board of directors of the Company (the “Board”); provided that no distributions shall be made to the GMAC Member at any time Preferred Units are outstanding and any Preferred Distributions for the then-current Distribution Period have not been authorized or any Preferred Distributions that have been authorized (whether or not for the then-current Distribution Period) remain unpaid (unless sufficient funds have been set aside for such payments).

c. Notwithstanding anything to the contrary, no distributions shall be authorized or paid if and when the Company is Insolvent or would be rendered Insolvent by the distribution or would violate the Act or other applicable law. For purposes of this Agreement, (1) “Insolvent” means such time as when the value of the Company’s assets become less than the sum of its liabilities or the Company becomes unable to pay its debts as they become due in the usual course of business and (2) “Distributable Cash” means that portion of the cash and cash equivalent assets of the Company which, in light of the Company’s then current and foreseeable sources of, and needs for, cash, exceeds the amount of cash needed by the Company, as determined by a majority of the Board, to (i) service its debts and obligations in a timely fashion, (ii) maintain adequate working capital and reserves, and (iii) conduct its business and carry out its purposes.

14. Management.

a. Managers. In accordance with Section 18-402 of the Act, management of the Company shall be vested exclusively in the Board, subject to any delegation to the Officers as provided hereunder or any other delegation contemplated hereby. Directors (as defined in Section 14(b) below) shall constitute “managers” within the meaning of the Act and may, but need not, be Members. Subject to the delegation to the Officers of the Company provided herein and any delegation otherwise herein contemplated, the business and affairs of the Company shall be managed by or under the direction of the Board. The Preferred Member shall have no voting rights or other rights to participate in the management or control of the Company’s business or act for or bind the Company, except as required by law.

b. Election, Number and Term of Directors. The GMAC Member may, from time to time as it deems advisable, elect natural persons as directors of the Company (each a “Director”). The directors serving on behalf of the Corporation immediately prior to the LLC Conversion continued as the Directors of the Company upon the effectiveness of the LLC Conversion. The number of Directors may be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board. Each Director shall hold office until resignation, removal or death, or until his or her successor shall have been duly elected and qualified. Any Director may be removed with or without cause by the GMAC Member. Unless otherwise provided by law or this Agreement, any newly created directorship or any vacancy occurring in the Board for any cause may be filled by a majority of the remaining members of the Board, although such majority is less than a quorum, or by the GMAC Member in accordance with the first sentence of this Section 14(b), and each Director so elected shall hold office until the expiration of the term of office of the Director whom he or she has replaced or until his or her successor is elected and qualified.

c. Committees. The Board may, by resolution or resolutions passed by a majority of the Board, designate one or more committees, each committee to consist of one or more Directors. Any such committee, to the extent provided in the resolution of the Board, or in this Agreement, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it. Any committee of the Corporation consisting of Directors that existed immediately prior to the LLC Conversion shall be deemed to have continued as a committee of the Board after the LLC Conversion, with the same composition and authority previously delegated, including, without limitation, by the Corporation, except as may have been altered by the Board. Any committee established by the Board pursuant to this Section 14(c) may be revoked or altered at any time by the Board.

d. Compensation of Directors. Except as otherwise authorized by the Board, Directors shall not receive any stated salary for their services as Directors or as members of committees, but by resolution of the Board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Any compensation for any Director previously authorized by or on behalf of the Corporation prior to the LLC Conversion shall be deemed to have continued after the LLC Conversion, except as may have been altered by the Board. Nothing herein contained shall be construed to preclude any Director from serving the Company or its affiliates in any other capacity as an Officer, agent or otherwise, and receiving compensation therefor.

e. Independent Directors. Notwithstanding anything to the contrary in this Agreement, the provisions of the Operating Agreement shall govern the qualifications, duties, powers, appointment, removal and other corporate governance matters of the Independent Directors.

f. Certain Matters Relating to IB Finance Holding Company, LLC. Notwithstanding anything to the contrary in this Agreement or the Operating Agreement, the Company shall (and each Officer of the Company shall cause the Company to), if so directed by a majority of the Independent Directors, (i) cause IB Finance Holding Company, LLC, a Delaware limited liability company (“IB Finance”), to redeem any or all Class M Preferred Units issued by IB Finance, and (ii) make one or more capital contributions to IB Finance to fund such redemption, in each case as set forth in Section 2.1(b) and (d) of the Limited Liability Company Agreement of IB Finance, as such agreement may be amended from time to time. No provision of this Section 14(f) shall be deemed to limit or otherwise modify the rights or obligations of the Independent Directors as set forth in the Operating Agreement or elsewhere.

15. Meeting of the Board of Directors; Voting.

a. Meetings. Regular meetings of the Board may be held without notice at such places and times as shall be determined by resolution of the Board. Special meetings of the Board may be called by the President or Chief Executive Officer, or by the Secretary on the written request of any Director, on at least one day’s notice to each Director (except that notice to any Director may be waived in writing by such Director) and shall be held at such place or places as may be determined by the Board, or as shall be stated in the call of the meeting. Unless otherwise restricted by this Agreement, members of the Board may participate in any meeting of the Board by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

b. Quorum. A majority of the Directors shall constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned. The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board unless this Agreement shall require the vote of a greater number.

c. Director Voting. On each matter before the Board, each Director shall have one vote with respect to any matter to be considered by the Board.

d. Action Without Board of Directors Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if written consent thereto is signed by Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Directors entitled to vote thereon were present and voted, and such written consent is filed with the minutes of proceedings of the Board.

e. Waiver of Notice. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

16. Officers. The Board may, from time to time as it deems advisable, elect natural persons who are employees or agents of the Company and designate them as officers of the Company (the “Officers”) and assign titles (including, without limitation, President, Vice President, Secretary, and Treasurer) to any such person. Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation formed under the GCL, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. The officers serving on behalf of the Corporation immediately prior to the LLC Conversion shall be deemed to have continued as Officers of the Company after the LLC Conversion, holding the same positions (with the same authorities and duties previously delegated to them, including, without limitation, by the Corporation) as they held immediately prior to the LLC Conversion. Any delegation pursuant to this Section 16 may be revoked at any time by the Board. An Officer may be removed with or without cause by the Board.

17. Exculpation. Neither Member nor any Director, Officer or employee of the Company nor any subsidiary of the Company or the foregoing (each a “Covered Person”) shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that the Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s willful misconduct or bad faith. Any repeal or modification of this Section 17 shall not adversely affect any right or protection of a Covered Person existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

18. Indemnification.

a. General. Subject to the limitations set forth herein, to the fullest extent permitted by applicable law:

i. Each Covered Person shall be indemnified by the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in conformance with the Applicable Standard (as defined in Section 18(g)(vi) below), including, without limitation, if the Covered Person is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Covered Person is or was or has agreed to serve at the request of the Company as a Director, Officer or employee of the Company or any subsidiary of the Company, or while serving as such or by reason of any action alleged to have been taken or omitted in such capacity; provided, however, that any indemnity under this Section 18 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

ii. The indemnification provided by paragraphs (i) and (iii) of this Section 18(a) shall be from and against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Covered Person or on the Covered Person’s behalf in connection with such action, suit or proceeding and any appeal therefrom.

iii. Notwithstanding Section 18(a)(i), in the case of any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the Covered Person is or was a Director, Officer, or employee of the Company, no indemnification shall be made in respect of any claim, issue or matter as to which the Covered Person shall have been adjudged to be liable to the Company unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Covered Person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

iv. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in conformance with the Applicable Standard.

b. Successful Defense; Partial Indemnification. To the extent that the Covered Person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (i) and (iii) of Section 18(a) above or in defense of any claim, issue or matter therein, the Covered Person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. For purposes of this Agreement and without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to the Covered Person, (ii) an adjudication that the Covered Person was liable to the Company, (iii) a plea of guilty or nolo contendere by the Covered Person, and (iv) an adjudication that the Covered Person did not act in conformance with the Applicable Standard, the Covered Person shall be considered for the purposes hereof to have been wholly successful with respect thereto.

If the Covered Person is entitled under any provision of this Section 18 to indemnification by the Company for some or a portion of the expenses (including attorneys’ fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by the Covered Person or on the Covered Person’s behalf in connection with any action, suit, proceeding or investigation, or in defense of any claim, issue or matter therein, and any appeal therefrom but not, however, for the total amount thereof, the Company shall nevertheless indemnify the Covered Person for the portion of such expenses (including attorneys’ fees), judgments, fines or amounts paid in settlement to which the Covered Person is entitled.

c. Determination That Indemnification Is Proper. Any indemnification hereunder (unless otherwise ordered by a court) shall be made by the Company unless a determination is made that indemnification of such person is not proper in the circumstances because he or she has not met the Applicable Standard. Any such determination shall be made (i) by a majority vote of the Directors who are not parties to the action, suit or proceeding in question (“Non-Party Directors”), even if less than a quorum, (ii) by a majority vote of a committee of Non-Party Directors designated by majority vote of Non-Party Directors, even if less than a quorum, or (iii) if there are no Non-Party Directors or if the Non-Party Directors so direct, by independent legal counsel for the Company, or (iv) by a court of competent jurisdiction.

d. Advance Payment of Expenses; Notification and Defense of Claim.

i. Expenses (including attorneys’ fees) incurred by the Covered Person in defending a threatened or pending civil, criminal, administrative or investigative action, suit or proceeding, or in connection with an enforcement action pursuant to Section 18(e)(ii), shall be paid by the Company in advance of the final disposition of such action, suit or proceeding within thirty (30) days after receipt by the Company of (x) a statement or statements from the Covered Person requesting such advance or advances from time to time, with a copy of the bill for the related expenses, and (y) an undertaking by or on behalf of the

Covered Person to repay all such amounts advanced, only if, and to the extent that, it should ultimately be determined that the Covered Person is not entitled to be indemnified by the Company as authorized by this Agreement or otherwise. Such undertaking shall be accepted without reference to the financial ability of the Covered Person to make such repayment. Advances shall be unsecured and interest-free.

ii. If the Company shall be obligated to pay the expenses of the Covered Person with respect to an action, suit or proceeding, as provided in this Section 18, the Company, if appropriate, may assume the defense of such action, suit or proceeding, with counsel reasonably acceptable to the Covered Person. After approval of such counsel by the Covered Person and the retention of such counsel by the Company, the Company will not be liable to the Covered Person under this Section 18 for any fees of counsel subsequently incurred by the Covered Person with respect to the same action, suit or proceeding, provided that the Covered Person shall have the ability to employ the Covered Person’s own counsel in such action, suit or proceeding (x) at the Covered Person’s expense upon the prior written consent of the Company, or (y) if (1) counsel to the Company or the Covered Person shall have reasonably concluded that there may be a conflict of interest or position, or reasonably believes that a conflict is likely to arise, on any significant issue between the Company and the Covered Person in the conduct of any such defense or (2) the Company shall not, in fact, have employed counsel to assume the defense of such action, suit or proceeding, in which case the fees and expenses of the Covered Person’s counsel shall be at the expense of the Company, except as otherwise expressly provided by this Section 18. The Company shall not be entitled, without the consent of the Covered Person, to assume the defense of any claim brought by or in the right of the Company or as to which counsel for the Company or the Covered Person shall have reasonably made the conclusion provided for in clause (1) above.

iii. Notwithstanding any other provision of this Agreement to the contrary, to the extent that the Covered Person is, by reason of the Covered Person’s service as a Director, Officer or employee of the Company, a witness or otherwise participates in any action, suit or proceeding at a time when the Covered Person is not a party in the action, suit or proceeding, the Company shall pay or cause to be paid on behalf of the Covered Person against, or shall otherwise cause to be paid, all expenses (including attorneys’ fees) actually and reasonably incurred by the Covered Person or on the Covered Person’s behalf in connection therewith.

e. Procedure for Indemnification.

i. The Company shall, promptly upon receipt of a request for indemnification from a Covered Person, advise the Board in writing that the Covered Person has requested indemnification.

ii. The Company’s determination whether to grant the Covered Person’s indemnification request shall be made promptly, and in any event within 90 days following receipt of a request for indemnification pursuant to Section 18(e)(i). The right to indemnification as granted by this Section 18 shall be enforceable by the Covered Person in any state or Federal court of competent jurisdiction located in the State of Delaware if the Company denies such request, in whole or in part, or fails to respond within such 90-day period. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 18(d) hereof where the required undertaking, if any, has been received by the Company) that the Covered Person has not met the Applicable Standard set forth in this Section 18, but the burden of proving such defense by clear and convincing evidence shall be on the Company. Neither the failure of the Company (including its Board or one of its committees, and its independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the Applicable Standard set forth in this Section 18, nor the fact that there has been an actual determination by the Company (including its Board or one of its committees, and its independent legal counsel) that the Covered Person has not met such Applicable Standard of conduct, shall be a defense to the action or create a presumption that the Covered Person has or has not met the Applicable Standard. The Covered Person’s expenses (including attorneys’ fees) incurred in connection with successfully establishing the Covered Person’s right to indemnification, in whole or in part, in any such proceeding or otherwise shall also be indemnified by the Company.

f. Insurance and Subrogation.

i. The Company may purchase and maintain (itself or through its affiliates) insurance on behalf of the Covered Person who has agreed to serve at the request of the Company as a Director, Officer or employee of the Company against any liability asserted against, and incurred by, the Covered Person or on the Covered Person’s behalf, or arising out of the Covered Person’s status as a Director, Officer or employee, whether or not the Company would have the power to indemnify the Covered Person against such liability under the provisions of this Section 18. If the Company has such insurance in effect at the time the Company receives from the Covered Person any notice of the commencement of a claim, the Company shall give prompt notice of the commencement of such claim to the insurers in accordance with the procedures set forth in the policy. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Covered Person, all amounts payable as a result of such proceeding in accordance with the terms of such policy.

ii. In the event of any payment by the Company under this Agreement, the Company shall, to the extent permissible, be subrogated to the extent of such payment to all of the rights of recovery of the Covered Person with respect to any insurance policy, which Covered Person shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights in accordance with the terms of such insurance policy. The Company shall pay or reimburse all expenses actually and reasonably incurred by the Covered Person in connection with such subrogation.

iii. The Company shall not be liable under this Section 18 to make any payment of amounts otherwise indemnifiable hereunder (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) if and to the extent that the Covered Person has otherwise actually received such payment under this Section 18 or any insurance policy, contract, agreement or otherwise.

g. Certain Definitions. For purposes of this Section 18, the following definitions shall apply:

i. The term “action, suit or proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative.

ii. The term “by reason of the fact that the Covered Person is or was a Director, Officer or employee of the Company” shall be broadly construed and shall include, without limitation, any actual or alleged act or omission to act.

iii. The term “expenses” shall be broadly and reasonably construed and shall include, without limitation, all direct and indirect costs of any type or nature whatsoever (including, without limitation, all reasonable attorneys’ fees and related disbursements, appeal bonds, other out-of-pocket costs and reasonable compensation for time spent by the Covered Person for which the Covered Person is not otherwise compensated by the Company or any third party, provided that the rate of compensation and estimated time involved is approved by the Board, which approval shall not be unreasonably withheld), actually and reasonably incurred by the Covered Person in connection with either the investigation, defense or appeal of a proceeding or establishing or enforcing a right to indemnification under this Agreement, the Act or otherwise.

iv. The term “judgments, fines and amounts paid in settlement” shall be broadly construed and shall include, without limitation, all direct and indirect payments of any type or nature whatsoever (including, without limitation, all penalties and amounts required to be forfeited or reimbursed to the Company), as well as any penalties or excise taxes assessed on a person with respect to an employee benefit plan.

v. The term “Company” shall include, without limitation and in addition to the resulting business entity, any constituent business entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its members, if any, directors, officers, and employees, so that any person who is or was a member, director, officer or employee of such constituent business entity, or is or was serving at the request of such constituent business entity as a director, officer or employee of another business entity, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving business entity as he or she would have with respect to such constituent business entity if its separate existence had continued.

vi. The term “Applicable Standard” shall mean, with respect to the act or omission of a Covered Person, the standard of conduct that such act or omission was performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that the Covered Person shall not be indemnified for any such loss, damage or claim incurred by reason of such Covered Person’s willful misconduct or bad faith with respect to such acts or omissions.

h. Limitation on Indemnification. Notwithstanding any other provision herein to the contrary, the Company shall not be obligated pursuant to this Agreement:

i. Claims Initiated by the Covered Person. To indemnify or advance expenses to the Covered Person with respect to an action, suit or proceeding (or part thereof) initiated by the Covered Person, unless (i) the Covered Person brings such action, suit or proceeding to establish or enforce a right to indemnification under this Agreement (which shall be governed by the provisions of Section 18(h)(ii)), or (ii) such action, suit or proceeding (or part thereof) was authorized or consented to by the Board;

i. Action for Indemnification. To indemnify the Covered Person for any expenses incurred by the Covered Person with respect to any action, suit or proceeding instituted by the Covered Person to enforce or interpret Section 18 of this Agreement, unless the Covered Person is successful in establishing the Covered Person’s right to indemnification in such action, suit or proceeding, in whole or in part, or unless and to the extent that the court in such action, suit or proceeding shall determine that, despite the Covered Person’s failure to establish its right to indemnification, the Covered Person is entitled to indemnity for such expenses; provided, however, that nothing in this Section 18(h) is intended to limit the Company’s obligation with respect to the advancement of expenses to the Covered Person in connection with any such action, suit or proceeding instituted by the Covered Person to enforce or interpret this Agreement, as provided in Section 18(d) hereof; and

ii. Non-compete and Non-disclosure. To indemnify the Covered Person in connection with proceedings or claims involving the enforcement of non-compete and/or non-disclosure agreements or the non-compete and/or non-disclosure provisions of employment, consulting or similar agreements the Covered Person may be a party to with the Company, or any subsidiary of the Company or any other applicable foreign or domestic corporation, limited liability company, partnership, joint venture, trust or other enterprise, if any.

iii. Certain Settlement Provisions. The Company shall have no obligation to indemnify the Covered Person under this Agreement for amounts paid in settlement of any action, suit or proceeding without the Company’s prior written consent, which shall not be unreasonably withheld. The Company shall not settle any action, suit or proceeding in any manner that would impose any fine or other obligation on the Covered Person without the Covered Person’s prior written consent, which shall not be unreasonably withheld.

j. Savings Clause. If any provision or provisions of this Section 18 shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify the Covered Person as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Company, to the full extent permitted by any applicable portion of this Section 18 that shall not have been invalidated and to the full extent permitted by applicable law.

k. Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for herein is held by a court of competent jurisdiction to be unavailable to the Covered Person in whole or in part, it is agreed that, in such event, the Company shall, to the fullest extent permitted by law, contribute to the payment of the Covered Person’s costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, in an amount that is just and equitable in the circumstances, taking into account, among other things, the relative fault of the Covered Person; provided, that, without limiting the generality of the foregoing, such contribution by the Company shall not be required where such holding by the court is due to (i) the failure of the Covered Person to meet the Applicable Standard, or (ii) any limitation on indemnification set forth in Section 18(f)(iii), 18(h) or 18(i) hereof.

l. Nonexclusivity. The provisions for indemnification and advancement of expenses set forth in this Section 18 shall not be deemed exclusive of any other rights which a Covered Person may have under any provision of law, the Certificate, in any court in which a proceeding is brought, the vote of the GMAC Member or disinterested Directors, other agreements or otherwise, and a Covered Person’s rights hereunder shall continue after such Covered Person has ceased acting as an agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such Covered Person. In addition, no amendment or alteration of the Certificate or any other agreement shall adversely affect the rights provided to a Covered Person under this Agreement with respect to any act or omission occurring prior to such amendment or alteration.

m. Enforcement. The Company shall be precluded from asserting in any judicial proceeding that the procedures and presumptions of this Section 18 are not valid, binding and enforceable. The Company agrees that its execution of this Agreement shall constitute a stipulation by which it shall be irrevocably bound in any court of competent jurisdiction in which a proceeding by a Covered Person for enforcement of his rights under this Section 18 shall have been commenced, continued or appealed, that its obligations set forth in this Section 18 are unique and special, and that failure of the Company to comply with the provisions of this Section 18 will cause irreparable and irremediable injury to a Covered Person, for which a remedy at law will be inadequate. As a result, in addition to any other right or remedy a Covered Person may have at law or in equity with respect to any breach of this Section 18, it is the intent of the Members that a Covered Person shall be entitled to injunctive or mandatory relief directing specific performance by the Company of its obligations under this Section 18.

19. Assignments. Each Member may at any time assign in whole (or, in the case of the GMAC Member only, in part) its limited liability company interest in the Company; provided, however, GMAC may assign the Preferred Units only with the prior approval of the Board (including a majority of the Independent Directors) or to a wholly-owned direct or indirect affiliate of GMAC. If any Member transfers all of its interest in the Company as permitted by this Section 19, the transferee shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company.

20. Resignation. Each Member may at any time resign from the Company; provided, however, that the GMAC Member shall not resign unless an additional member shall be admitted to the Company, subject to Section 21 hereof, upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the resignation of the GMAC Member, and, immediately following such admission, the resigning GMAC Member shall cease to be a member of the Company.

21. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the GMAC Member.

22. Dissolution.

(a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Members, (ii) at any time there are no members of the Company unless the Company is continued in accordance with the Act, or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

(b) The bankruptcy (within the meaning of Sections 18-101(1) and 18-304 of the Act) of any Member shall not cause such Member to cease to be a member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the following order of priority:

i. to the expenses of liquidation;

ii. to the payment of all debts and liabilities of the Company, including debts owed to the Members and taxes;

iii. to the establishment of such reserves as the GMAC Member deems necessary or advisable to provide for any contingent or unforeseen liabilities or obligations of the Company, except, that after the expiration of such period of time as the GMAC Member deems appropriate, the balance of such reserves remaining after payment of such contingencies will be distributed in the manner hereinafter set forth;

iv. to the Preferred Member, up to an amount equal to the Preferred Unit Redemption Price multiplied by the number of Preferred Units held by the Preferred Member, plus any authorized but unpaid Preferred Distributions; and

v. any remaining proceeds will be distributed to the GMAC Member.

(d) Upon the cancellation of the Certificate in accordance with the Act, the Company and this Agreement shall terminate.

23. Separability of Provisions. Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

24. Entire Agreement. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

25. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

26. Amendments. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the GMAC Member and approved by the Board; except that the prior consent of the Preferred Member shall be required (i) to change adversely any of the powers, preferences or other rights of the Preferred Units as provided in this Agreement, (ii) to modify, alter or amend the provisions of Section 10 or Section 14(f), and (iii) as may be required by applicable law.

27. Sole Benefit of Member. Except as expressly provided in Section 17 and Section 18, the provisions of this Agreement (including Section 11) are intended solely to benefit the Members and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement), and no Member shall have any duty or obligation to any creditor of the Company to make any contributions or payments to the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

GMAC MORTGAGE GROUP LLC

By:	/s/ Cathy L. Quenneville
Name: Cathy L. Quenneville Title: Secretary

GMAC LLC

By:	/s/ Cathy L. Quenneville
Name: Cathy L. Quenneville Title: Secretary

Schedule A

MEMBERS

Class of Units	Name and Address	Number of Units Outstanding

Common	GMAC Mortgage Group LLC 200 Renaissance Center Detroit, Michigan 48265	2,000,000

Preferred	GMAC LLC 767 5th Avenue, 24th Floor New York, NY 10171	607,192

Schedule B

VALUE

CUSIP	Value (per $1,000 face amount)

76114EAA0	$799.5358

76113BAK5	$718.0347

EXHIBIT A

FORM OF CERTIFICATE

Number ___	Interest _____

Residential Capital, LLC,

a limited liability company formed under the laws of the State of Delaware

Limited Liability Company Interest

(within the meaning of 6 Del. Co. §18-702(c))

THIS CERTIFICATE EVIDENCES AN EQUITY INTEREST IN RESIDENTIAL CAPITAL, LLC (THE “COMPANY”) AND SHALL BE A SECURITY FOR PURPOSES OF ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE. THE INTEREST REPRESENTED BY THIS CERTIFICATE, AND ANY SALE, PLEDGE, HYPOTHECATION OR TRANSFER THEREOF, ARE SUBJECT TO THE PROVISIONS OF THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY DATED AS OF MARCH 31, 2008, AS AMENDED, WHICH PLACES CERTAIN RESTRICTIONS ON THE TRANSFER OF SUCH INTEREST. ANY PERSON ACCEPTING THE INTEREST REPRESENTED BY THIS CERTIFICATE SHALL AGREE TO THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.

This Certifies that __________ is, and has been since _______, a member and the owner of __________ fully paid and non-assessable _____ Units of the above-named Company and is entitled to the full benefits and privileges of such interest, subject to the duties and obligations, as more fully set forth in the Amended and Restated Limited Liability Company Agreement. This Certificate is transferable on the books of the Company by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Limited Liability Company has caused this Certificate, and the interest it represents, to be signed by its duly authorized officers this ___ day of _____, 2009.

Chief Financial Officer	Secretary\Assistant Secretary